SEC FILE NUMBER
1-7797

CUSIP NUMBER
693320202

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PHH Corporation
Full Name of Registrant
Former Name if Applicable

3000 Leadenhall Road
Address of Principal Executive Office (Street and Number)

Mt. Laurel , New Jersey 08054
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PHH Corporation ("PHH", "Company", "we" or "our") will be unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 by the Securities and Exchange Commission (“SEC”) deadline because we have experienced significant delays in completing our consolidated financial statements for the year ended December 31, 2005 and unaudited financial statements for the quarters ended March 31, 2006 and June 30, 2006. As previously disclosed in our Current Report on Form 8-K filed on July 21, 2006, we concluded that our audited financial statements for the years ended December 31, 2001, 2002, 2003 and 2004 and our unaudited quarterly financial statements for the quarters ended March 31, 2004, June 30, 2004, September 30, 2004, March 31, 2005, June 30, 2005 and September 30, 2005 (collectively, the “Prior Financial Statements”) should no longer be relied upon because of errors in those financial statements. Our evaluation of these Prior Financial Statements is ongoing.

For more information related to the delay in filing of our Form 10-K for the year ended December 31, 2005 and Form 10-Qs for the quarters ended March 31, 2006 and June 30, 2006, please refer to our Current Reports on Form 8-K filed with the SEC on March 1, 2006, March 17, 2006, May 11, 2006 and June 12, 2006, and July 21, 2006 (the “Form 8-Ks”).

Because the preparation of our financial statements continues, certain of the accounting matters identified at this stage as well as the potential impact of certain of these matters on our financial statements have not yet been finalized and are subject to change. As we continue the process of evaluating the accounting issues identified in the Form 8-Ks and completing the preparation of our financial statements, additional material accounting issues may be identified which, individually or in the aggregate, may result in material impairments to assets and/or material adjustments to or restatements of our financial statements for prior periods or prior fiscal years beyond those we have disclosed.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Clair M. Raubenstine, Executive Vice President and Chief Financial Officer	(856)	917-1744
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ No ☒
Annual Report on Form 10-K for fiscal year ended December 31, 2005 Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2006

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because the assessment and preparation of our 2005 financial statements and reevaluation of certain prior periods continue, at this time, we are unable to present our results of operations for the year ended 2005 or the quarter ended March 31, 2006 or to provide an estimate of our expected results for 2005, which was previously estimated as a net loss resulting primarily from charges associated with the Company’s spin-off from Cendant Corporation on February 1, 2005, or our expected results for the quarter ended March 31, 2006. Due to this delay, we are unable to present our results of operations for the quarter and six months ended June 30, 2006 or to provide an estimate of our expected results for the quarter and six months ended June 30, 2006. We are further unable to provide an estimate comparing our expected results for the quarter and six months ended June 30, 2006 to the results we reported for the quarter and six months ended June 30, 2005.

Moreover, as discussed in Part III above, we have identified errors in certain of our Prior Financial Statements. The exact amounts of the errors and the exact periods which will be impacted have not been finalized. These errors will require us to restate our financial statements for certain prior periods, which may include the financial statements for the quarters ended March 31, 2005 and June 30, 2005. This may directly impact our comparison of financial statements for the quarter and six months ended June 30, 2006. Accordingly, we are unable to determine whether there will be any significant change in our results of operations for the quarter and six months ended June 30, 2006 as compared to the quarter and six months ended June 30, 2005.

Because the preparation of our financial statements continues, certain of the accounting matters identified at this stage as well as the potential impact of certain of these matters on our financial statements have not yet been finalized and are subject to change. As we continue the process of evaluating the accounting issues identified in the Form 8-Ks and completing the preparation of our financial statements, additional material accounting issues may be identified which, individually or in the aggregate, may result in material impairments to assets and/or material adjustments to or restatements of our financial statements for prior periods or prior fiscal years beyond those we have disclosed.

Forward-Looking Statements

This Notification of Late Filing on Form 12b−25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", "may increase", "may fluctuate" and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts.

You should consider the areas of risk described under the heading “Cautionary Note Regarding Forward-Looking Statements” in our periodic reports under the Securities Exchange Act of 1934, as amended, and those risk factors included as Exhibit 99 thereto, titled “Risk Factors Affecting our Business and Future Results,” in connection with any forward-looking statements that may be made by us and our businesses generally. Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to release publicly any updates or revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

PHH Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August [__], 2006	By:	/s/ Clair M. Raubenstine
		Name:	Clair M. Raubenstine
		Title:	Executive Vice President
and Chief Financial Officer